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	Washington, D.C.

6 December 2004

File No. 082-34770

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

04046881

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following three Press Releases:

- *Yara received solid investment grade credit rating*, dated December 1, 2004;
- *Yara launches US dollar bond offering*, dated December 1, 2004; and
- *Yara has successfully priced its first USD bond offer*, dated December 2, 2004.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

dlw 12/21

Enclosures

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Yara receives solid investment grade credit rating

Oslo (2004-12-01): In their first analysis of Yara, rating agencies Moody`s and Standard and Poor`s have rated Yara solid investment grade. Reflecting Yara's strong market position and cost leadership the company was rated investment grade 'Baa2' from Moody's and 'BBB' from Standard and Poor's, both with a stable outlook.

"The rating emphasizes the solidity and credit standing of our company and is well in line with our stated financial policy of positioning Yara as a mid investment grade company. Yara was demerged from Norsk Hydro earlier this year and has a short history as a separate company. We are pleased that the rating agencies have put emphasis on the strong improvements and financial results delivered since 2000. The rating also gives Yara the necessary financial flexibility for growth initiatives beyond our organic growth target of 3-4% per annum," said Hallgeir Storvik, CFO of Yara International ASA.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.

Yara launches US dollar bond offering

Oslo (2004-12-01): Yara launches an inaugural US dollar bond offering to pay down part of the company's bank debt.

Yara launches a 10-year US dollar bond offering pursuant to rule 144A/Regulation S, subject to market conditions. Yara intends to use the net proceeds of the issue to pay down part of the company's outstanding USD 750 million 364-day loan, which was established as a bridge to a more long term funding at the demerger from Norsk Hydro ASA.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons except pursuant to an exemption from registration. Any offering of the Company's securities will be made only by means of a prospectus/listing particulars that will contain detailed information about the Company and its management, as well as financial statements. There shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Neither this announcement nor any copy hereof may be taken or transmitted into the United States, Japan, Canada or Australia or distributed directly or indirectly in the United States, Japan, Canada or Australia.

Yara has successfully priced its first USD bond offer

Oslo (2004-12-02): Yara has priced its previously announced 10-year bond offering of USD 500 million at a re-offer spread of 98 basis points over the US Treasuries.

The bond offering of US$ 500 million due December 15, 2014 was issued pursuant to rule 144A/Regulation S. The issue was well received in the market and was priced at a re-offer spread of 98 basis points over the US Treasuries giving a yield of 5.337% per annum. This corresponded to a spread of 57 basis points above Libor at the time of pricing.

Yara has recently been rated Baa2 (stable outlook) by Moody's and BBB (stable outlook) by Standard & Poor's.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.